PURPLE INNOVATION, INC.

March 30, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Kelly

Re:	Purple Innovation, Inc.—Registration Statement on Form S-3 (File No. 333-223030)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-223030) (the “Registration Statement”) of Purple Innovation, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on April 3, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling Michael Newton at (801) 933-4037.

Very truly yours,

PURPLE INNOVATION, INC.

/s/ Mark Watkins
Mark Watkins
Chief Financial Officer